EXHIBIT 5

ADP Video Communication
Vote the White Proxy Card
VoteADP.com – October 26, 2017
 (Carlos Rodriguez)
We have a strong and independent board that has a strong strategy and a good plan in place that has been serving us well for the last five or six years.
We’ve had good strong revenue growth, good earnings growth, and we have a great plan for the future to deliver on the technology investments that we’ve made, they’re going to pay dividends for us for many years to come.
Every vote counts. And the board I think is looking forward to having the support of its shareholders in order to confirm that we’re on the right path.
And we would just ask all of our shareholders to vote.
Whether it’s one share or millions of shares, we would ask people to please submit the white proxy card.